July 31, 2024

Jeffrey Lucas
Chief Financial Officer
Bitfarms Ltd
110 Yonge Street
Suite 1601
Toronto, Ontario
Canada M5C 1T4

        Re: Bitfarms Ltd
            Form 40-F for the Fiscal Year Ended December 31, 2023
            Response dated February 1, 2024
            File No. 001-40370
Dear Jeffrey Lucas:

       We have reviewed your February 1, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 18, 2024 letter.

Form 40-F for the Fiscal Year Ended December 31, 2023
Recovery of Erroneously Awarded Compensation, page 7

1. It appears that you have not provided your disclosure about your recovery analysis in an
       Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR
       Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.
Consolidated Statements of Cash Flows, page F-7

2.     We acknowledge your responses to comment 1 from our letter dated June
26, 2023
       and comment 1 from our letter dated September 18, 2023. Please revise to classify the proceeds from sales of your digital assets, which are classified as intangible assets, within investing activities consistent with the requirements of IAS 7.16(b). July 31, 2024
Page 2

Note 3. Basis of Presentation and Material Accounting Policy Information Revenue recognition, page F-12

3. We acknowledge your response to prior comment 2. Please respond to the following and revise your disclosure in future filings to specifically address the following concerning your mining revenue recognition under IFRS 15:
           You disclose you entered into arrangements with a mining pool and have undertaken the performance obligation of providing computing power used for hashing calculations to the mining pool in exchange for noncash consideration in the form of cryptocurrency, which is variable consideration.
             o Clarify in your disclosure, if true, that the contracts are with a mining pool operator, the mining pool operator is your customer, the services you provide to your customer are an output of your ordinary activities, you have a single performance obligation, and the form of noncash consideration is bitcoin.
             o You disclose your performance obligation is to provide computing power used for hashing calculations. In your response, you told us the mining pool operator dictates how the computing power will be used. Clarify for us the nature of the services you provide and tell us whether you perform hash calculations for the pool operator. In this regard, we understand that you run software from the pool operator that constructs block header candidates and performs hash computations on behalf of the pool operator.
             o If you do perform hash calculations for the pool operator, tell us whether a more accurate description of your promise and single performance obligation is a service to perform hash calculations for the pool operator, and if so, make corresponding revision to your accounting policy and related disclosures throughout your filing.
             You disclose the duration of the contract is less than 24 hours and the contract is continuously renewed throughout the day. Tell us your consideration of disclosing that your enforceable right to compensation begins when and continues as long as you provide services, and you decide when to provide services under the contracts.
             You disclose you recognize revenues upon delivery of the service over a 24-hour period, which generally coincides with the receipt of crypto assets in exchange for the provision of computational power used for hashing calculations and the contract inception date.
             o Tell us whether transfer of control of your services is at the same time as upon delivery of the service over a 24-hour period. If so, clarify the disclosure to refer to when control transfers. Refer to IFRS 15.31.
             o Reconcile the disclosure that the timing of the receipt of the crypto assets coincides with the delivery of the service with your response that you receive the noncash consideration a few hours after the end of day you provide that service and revise your disclose accordingly.
             Explain further your response that you (a) recognize revenue only after receiving confirmation from the mining pool when analyzing IFRS 15.46 and (b) recognize revenue throughout the 24-hour period and update the estimated transaction price
 July 31, 2024
Page 3

           each day, after the 24-hour period is completed since these two statements appear to be contradictory. We note that the requirements of IFRS 15.31 indicate that recognition occurs upon the transfer of control of the service, not upon receipt of confirmation.
             o As applicable, revise your accounting policy to comply with IFRS 15, noting that in the last paragraph in Note 3.b.i. on page F-13 you state that revenues are recognized upon delivery of the service over a 24-hour period yet tie that recognition to receipt of consideration. Tell us if applying the corrected policy to historical periods results in a material change to the historical financial statements presented.
             o You told us that for the fiscal years ended December 31, 2021 and 2022 and a preliminary analysis of 2023, you had not identified any material differences.
               Clarify for us whether you identified any differences between your historical accounting policy and what is required by IFRS 15. If you identified differences, explain the differences to us and how you determined the differences were not material.
             o Explain further your response that you perform a
reasonability analysis    of the
               price of bitcoin at the time it is received compared to the average price for the day. Tell us the purpose of this analysis, explain the process in more detail
               (including an example), and cite the accounting literature upon which you relied.

       Please contact Kate Tillan at 202-551-3604 or Rolf Sundwall at 202-551-3105 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets